Exhibit 12.1

Ratio of Earnings to Fixed Charges

The following table sets forth Microchip Technology Incorporated’s ratio of earnings to fixed charges on a historical basis for each of the last five (5) years ended March 31, and for the nine (9) months ended December 31, 2006 and 2007, (dollars in thousands).

						Nine Months Ended
	Fiscal Year Ended March 31,					December 31,
	2003	2004	2005	2006	2007	2006	2007
Earnings:
Net income	88,232	137,262	213,785	242,369	357,029	229,321	221,096
Tax provision	28,657	40,634	63,483	116,816	44,061	72,417	41,068
Fixed charges:
Interest expense	493	249	940	1,967	5,416	5,146	1,635
Interest portion rent expense	627	594	649	643	680	548	553

Total earnings:	118,009	178,739	278,857	361,795	407,186	307,432	264,352
Total fixed charges:	1,120	843	1,589	2,610	6,096	5,694	2,188
Earnings to fixed charges:	105.4	212.0	175.5	138.6	66.8	54.0	120.8

The ratio of earnings to fixed charges is computed by dividing (i) income before income taxes plus fixed charges by (ii) fixed charges.  Our fixed charges consist of the portion of operating lease rental expense that is representative of the interest factor and interest expense on indebtedness.

Our interest expense and related fixed charges does not include interest expense related to FIN 48 liabilities since we reflect these amounts within the tax provision.